Exhibit 2.1

EXECUTION COPY

AMENDMENT TO SUPPORT AGREEMENT

THIS AGREEMENT is dated as of the 11th day of April, 2012 between Mercer International Inc. (the “Offeror”) and Fibrek Inc. (“Fibrek”).

RECITALS:

(a)	The Offeror and Fibrek entered into a support agreement dated February 9, 2012 (the “Support Agreement”) pursuant to which the Offeror agreed to make, and Fibrek agreed to support, an offer to acquire all of the issued and outstanding common shares (the “Common Shares”) of Fibrek for $1.30 per common share (the “Offer”);

(b)	On February 29, 2012, the Offeror mailed the Offer;

(c)	The Offeror desires to pursue the acquisition of Fibrek as contemplated by the Support Agreement by amending the Offer in accordance with the terms and conditions contained herein (the “Amended Offer”); and

(d)	The Board of Directors of Fibrek has determined, after receiving financial and legal advice, that it is in the best interests of Fibrek to continue to support the Offer as amended hereby.

NOW THEREFORE IN CONSIDERATION of the covenants and agreements contained in this Agreement, the parties agree with each other as follows:

Section 1 Defined Terms

Capitalized terms used in this Agreement that are not defined herein shall have the meanings given to them in the Support Agreement.

Section 2 Increased Consideration per Common Share

The Offeror shall increase the consideration offered to Shareholders under the Offer from $1.30 per Common Share to $1.40 per Common Share, which increase shall apply to the cash portion of the consideration to be paid per Common Share as more fully set forth in Section 3 hereof.

Section 3 Amendments to the Support Agreement

The Support Agreement is amended as follows:

(a)	By deleting “$70,000,000” in the definition of “Maximum Cash Consideration” in Section 1.1 and replacing it with “$83,007,556”;

(b)	By adding the following to the end of the definition of “Shareholder Rights Plan” in Section 1.1:

“, including, without limitation, the New Shareholders Rights Plan (as defined in Section 5(b) of the Amendment to Support Agreement dated April 11, 2012”);

(c)	By deleting “$1.30” in Section 2.1(a)(i) and replacing it with “$1.40”;

(d)	By deleting Section 2.1(a)(ii) in its entirety and replacing it with the following:

“0.1659 of an Offeror Share”;

(e)	By deleting “$0.54” in Section 2.1(a)(iii) and replacing it with “$0.64”;

(f)	By deleting “$2,000,000” in Section 5.3(c) and replacing it with “$2,400,000”, with the result that Section 5.3(c) shall read as follows:

“Unless the Termination Fee is paid and provided that (i) the Offer Documents have been mailed in accordance with Section 2.1 and (ii) the Offeror has not materially breached any covenant or obligation under this Agreement, the Offeror shall be entitled to an expense reimbursement payment of $2,400,000 (the “Expense Reimbursement”) if either of the following should occur: (i) if (x) this Agreement is terminated pursuant to Section 8.1 other than pursuant to Section 8.1(c), and (y) at the time of termination, the private placement (the “Financing”) of the Special Warrants has not been completed on the terms and conditions set forth in the Special Warrant Agreement; in which case the Expense Reimbursement will be paid within three (3) Business Days after this Agreement is terminated, or (ii) any Common Shares are taken-up under the Existing Unsolicited Offer (as amended from time to time) or the Person or Persons making the Existing Unsolicited Offer, or any of their respective Affiliates, take-up any Common Shares pursuant to the Existing Unsolicited Offer Lock-Up Agreements, in which case the Expense Reimbursement shall be paid within one (1) Business Day of the same.”; and

(g)	By deleting “the Offer” in Section (l) of Schedule A and replacing it with “the Offeror”, with the result that Section (l) of Schedule A shall read as follows:

“the Shareholder Rights Plans shall have been waived by the Board of Directors in accordance with the requirements of this Agreement or otherwise terminated so as to have no effect in respect of the Contemplated Transactions or any acquisition of Common Shares by the Offeror or its Affiliates pursuant to the Contemplated Transactions;”.

Section 4 Amended Offer

The Offeror shall vary the Offer in accordance with the terms contained in Section 2 and 3 of this Agreement and shall mail the Amended Offer by way of a notice of variation of the Offer (the “Notice of Variation”) in accordance in all material respects with applicable Securities Laws to all Fibrek Securityholders as soon as reasonably practicable, but in no event later than 11:59 p.m. (Montreal time) on April 13, 2012.

Section 5 Fibrek Approval of the Amended Offer

Fibrek represents, warrants and covenants, as applicable, and acknowledges that the Offeror is relying upon such representations, warranties and covenants in entering into this Agreement, that as of the date hereof:

(a)	The Board of Directors has unanimously determined, after consultation with its financial and legal advisors, that the consideration to be offered for the Common Shares pursuant to the Amended Offer is fair to all Shareholders (other than those who have entered into lock-up agreements with any Person other than the Offeror with respect to their Common Shares), that it would be in the best interests of Fibrek to support and facilitate the Amended Offer and enter into this Agreement and recommend that Shareholders deposit their Common Shares to the Amended Offer;

(b)	Fibrek has authorized the adoption of a shareholder rights plan (the “New Shareholder Rights Plan”) in substantially the same form as the shareholder rights plan dated December 19, 2011, and covenants to adopt the New Shareholder Rights Plan as soon as practicable after the date hereof, and in any event by no later than 11:00 a.m. (Montreal time) on April 11, 2012, which New Shareholder Rights Plan shall not be waived until immediately prior to the time that the Offeror is first permitted to take-up securities deposited to the Amended Offer. The New Shareholder Rights Plan shall be waived by Fibrek earlier if so requested in writing by the Offeror;

(c)	Fibrek covenants to prepare and, as soon as practicable, mail a notice of change to its directors’ circular relating to the Amended Offer which shall reflect the foregoing determinations and recommendation (the “Notice of Change”) in all material respects in accordance with all applicable Securities Laws as soon as reasonably practicable.

Section 6 Other Provisions

Except as amended hereby, the Support Agreement shall continue in full force and effect, unamended, in accordance with its terms and provisions as modified by the applicable terms and provisions of this Agreement.

The provisions of Article 9 and Article 10 of the Support Agreement (excluding Section 10.1(a)(i)) are hereby incorporated by reference herein with such changes and modifications thereto as are necessary to reflect the provisions of this Agreement, and are hereby deemed to be an integral part of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

MERCER INTERNATIONAL INC.

By:	/s/ David M. Gandossi
Name: David M. Gandossi
Title: Executive Vice-President and Chief Financial Officer

FIBREK INC.

By:	/s/ Pierre Gabriel Côté
Name: Pierre Gabriel Côté Title: President and Chief Executive Officer

By:	/s/ Dany Paradis
Name: Dany Paradis Title: Vice-President, Change Management and Supply Chain